FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 11, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom to expand its service portfolio further

Budapest — 11 March, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider announces today the expansion of its client service portfolio by taking the first steps to entering the Hungarian retail electricity and gas market.

In line with Magyar Telekom’s strategy of capturing incremental revenue sources in business areas where the company can build on its existing capabilities, it has decided to enter the retail energy market, via the resale of natural gas and electricity, leveraging off the extensive sales networks that it already has in place. It is anticipated that participation in the retail electricity and gas market will enable Magyar Telekom to retain existing, and win new, telecommunication customers with attractive energy offers. The company expects that such electricity and gas offers will help to support upsell and upgrade offers in the telecommunication business as well.

As an initial phase, Magyar Telekom is going to launch electricity and gas retail offers for a targeted segment of its residential and business customers from April 2010 to test customer perception and acceptance. After this initial phase, the Company will assess the potential for further penetration of the energy market in the second half of 2010.

Liberalization of the Hungarian electricity and gas market has been completed by July 2009 enabling Magyar Telekom to team up with a wholesale provider that will supply the Company with sufficient electricity and gas volumes. Magyar Telekom is going to start reselling electricity and gas to its existing customer base as a bundled product supplementing the telecommunication services offered.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: March 11, 2010